Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax
Todd E. Mason | 212 692 6731 | tmason@mintz.com	www.mintz.com

June 3, 2008

VIA EDGAR AND FEDEX

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	ProLink Holdings Corp. Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed April 15, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 Filed May 15, 2008 File No. 0-25007

Dear Mr. Kronforst:

On behalf of ProLink Holdings Corp. (the “Company”), we respond as follows to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 20, 2008 (the “Comment Letter”) relating to the above-captioned Form 10-KSB (the “2007 10-KSB”) and Form 10-Q (the “First Quarter 2008 10-Q”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Form 10-KSB Filed for the Fiscal Year Ended December 31, 2007

Item 6. Management’s Discussion and Analysis or Plan of Operation

Result of Operations

System Sales, page 23

1.
We note the termination of your relationship with Elumina and your disclosure that you are actively seeking a replacement distributor and anticipate seeing results from that search in late 2008 or early 2009. Tell us why you did not discuss the impact of this termination on your expected operating results during 2008 and beyond. Refer to Section III.B. of SEC Release No. 33-6835.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

Response:

We discussed the termination of our relationship with Elumina in the Risk Factors on page 12 of the 2007 10-KSB and in the First Quarter 2008 10-Q on page 21 in Results of Operations.

We did not discuss in the 2007 10-KSB Management’s Discussion and Analysis or Plan of Operation (“MD&A”) the impact of the termination of our relationship with Elumina on our expected operating results during 2008 and beyond because based on the sales activity for fourth quarter 2007 and first quarter 2008, the impact of the loss of Elumina as our European distributor was greatly mitigated by our strategy of switching our focus to domestic sales as detailed in our MD&A. Therefore, we did not believe that we would have any material detrimental effect on our overall sales revenues as a result of the loss of Elumina as our European distributor and, consequently, did not feel any additional disclosure was beneficial.

The impact of our strategy was evident by the time we filed our 2007 10-KSB and 2008 First Quarter 10-Q. For example, for first quarter 2008, domestic sales, which is classified as domestic and upgrades, increased by $2.3 million, while the decrease in international sales was $2.6 million. The total decrease in System Sales was $0.3 million for such period. Therefore, we did not and still do not anticipate a material loss in the aggregate sales activity as a result of the loss of Elumina as our European distributor. The overall impact of the loss of Elumina on sales results is negligible due to the trade-off of increased domestic sales and increased sales to other international customers. The impact is further mitigated by the signing of our exclusive distribution agreement with Sport Business Group in France, as discussed as a subsequent event in our First Quarter 2008 10-Q, and our signing of a distribution agreement in Spain and Portugal with Golf Consulting Services, announced on May 21, 2008.

We will elaborate on the effects of the loss of Elumina as our European distributor in our future filings with the Commission where such disclosure would be material.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

Note 1. Nature of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Accounts Receivable, page F-8

2.
Explain to us the nature of your transactions between your customers and the third-party lenders which require the maintenance of minimum reserve requirements. In addition, explain your involvement in securing this financing and how maintaining these reserves affect your revenue recognition.

Response:

Our golf course customers often require financing in order to acquire our systems. We assist them in obtaining the necessary financing from third-party funding sources primarily by introducing them to third-party lenders. All underwriting decisions are made by the third-party lenders. All financing arrangements for our golf course customers since December 2005 did not require any minimum reserves.

However, prior to December 2005, we did have a program with National City Capital Corp (“NCC”) to lease our systems to our golf course customers under our Pay 4 Play (“P4P”) Program. Under this program, NCC would acquire the system from us and enter into a P4P agreement with the golf course customer. Under the terms of the P4P agreement, the golf course customers were obligated to collect a fee from each golfer who plays a round of golf using the system and that fee was to be remitted to NCC.

Under the terms of the agreement between NCC and ProLink, these P4P transactions were pooled and the fees collected would be applied as follows: first to the debt service required to amortize NCC’s investment plus a return; second to pay NCC an administrative fee; third to maintain a minimum reserve equal to 10% of the outstanding balance of the pool; and fourth to us for service fees. Once NCC had recovered its investment, the minimum reserve was paid to us for our uncollected service fees.

For fiscal year 2006, we recognized service revenue on the P4P portfolio of approximately $1,002,000, of which approximately $614,000 was outstanding at fiscal year end 2007. Based upon our evaluation of the collectability of these amounts, we recorded an offsetting allowance of approximately $115,000, and classified approximately 55% of this receivable as a long term asset. For fiscal year 2007, we decided not to recognize any additional revenues associated with these pooled transactions pending further collections from NCC on the P4P portfolio.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

Revenue Recognition, page F-9

3.
Identify the revenue recognition guidance that you follow for system sales. As part of your response, describe your typical system sale transactions and explain to us how you comply with the recognition guidance including accounting for multiple elements and customer financing. Currently, it is unclear to us whether your system sales are accounted for under SAB 104, SOP 97-2, SFAS 13 or some combination of each.

Response:

A typical domestic golf course system sale transaction is composed of a base station (consisting of an antenna, base radio and computer hardware and software) and video display units for the golf carts. Our systems are usually purchased outright or leased under sales-type leases as determined by SFAS 13. Separately, we also offer for purchase, service and maintenance contracts on domestic system sales. The pricing for these maintenance contracts is primarily based upon the number of units under contract and the term of contract.

Revenue from domestic system sales is recognized upon installation of the system and acceptance by the customer in accordance with SAB 104, Revenue Recognition. SAB 104 requires the following:

1. Persuasive evidence of an arrangement exists;
2. Delivery has occurred or services have been rendered;
3. The seller’s price to the buyer is fixed or determinable; and
4. Collectability is reasonably assured.

Domestic revenue recognition criteria are addressed and revenue is recognized as follows:

1.	Execution and receipt of a purchase or lease agreement which contains the buyer’s sales price;
2.	Installation of system and acceptance by the customer; and
3.	Collectability is reasonably assured based on our experience with the third-party leasing companies.

System sales for international distributors are recognized upon shipment from our manufacturer in accordance with the terms of our distribution agreement. International revenue recognition criteria are addressed and revenue is recognized again, under the provisions of SAB 104 as follows:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

1.	The distribution agreement and individual purchase orders serve as evidence of an arrangement;
2.	Per the terms of the distribution agreement, the purchase price for systems are fixed and determinable; and
3.
The distributor is obligated to pay and title passes upon shipment. ProLink does, however, retain a security interest in the systems to enable it to recover the goods only in the event of a customer default on payment.

Further, the software provided at the inception of the lease runs the GPS technology and contains the golf course layout. There is no further maintenance of the software after the initial sale. If the golf course owner decides to redesign the golf course layout, we will reprogram the course on the software for a separate fee at that time.

System sales and service and maintenance contracts are accounted for as separate units of accounting for revenue recognition purposes in accordance with the provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables. Service and maintenance contracts primarily involve servicing video display units damaged by golfers. Not all installations purchase a service and maintenance contract. If customers do not purchase a service and maintenance contract, they can either purchase maintenance on a per hour basis as needed, or arrange for a third party provider. Service and maintenance contract revenue is recognized ratably over the term of the service and maintenance contract in accordance with FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.

Revenue from system upgrades occurs when a golf course chooses to upgrade its system, as we currently have two basic systems, which differ primarily in the quality of the video display unit. In this transaction, we acquire the equipment under an existing lease and then sell a new system (upgrade) under a new lease. Revenue is recognized in a manner similar to a new installation with the exception of the accounting for the purchase of the existing system. Under EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), we account for the cost of acquiring the existing equipment as a cost of sale to the extent of the fair value of the equipment received, with the remainder of the cost, if any, treated as a reduction in revenue.

Financing revenues are recognized when an existing lease expires and is extended by the golf course owners. In these instances, we are paid a finance commission by the third party leasing company. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue is recognized net as an agent at the time the transaction is consummated. Residual value from the expiring lease is offset against the proceeds from the leasing company.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

4.
Please explain to us how you determined that the appropriate revenue recognition criteria were met in order to recognize international revenues upon shipment from your contract manufacturer. As part of your response, address your former international distributor’s intent and ability to pay your fees at that point in the process.

Response:

We determined that the appropriate revenue recognition criteria were met in order to recognize international revenues upon shipment from our contract manufacturer based on our distribution agreement with our international distributors. Using the guidance of SAB 104, shown above, per our distribution agreement, the following four criteria were met for revenue recognition upon shipment:

1.	Persuasive evidence of an arrangement existed;
2.	Delivery had occurred or services had been rendered;
3.	The seller’s price to the buyer was fixed or determinable; and
4.	Collectability was reasonably assured.

With respect to the international distributor’s intent and ability to pay, it should be noted that our relationship with Elumina started in 2005. In that year, we sold and collected $1.9 million of system sales which were either paid in advance or by letter of credit. In 2006, we sold and collected $5.5 million of system sales. For 2007, international sales to Elumina were $6.4 million. Collections were running consistent with most receivables paid within 90 days of shipment, until problems arose in our negotiations to acquire Elumina. All of our unpaid invoices with Elumina are from shipments with payment due dates in September 2007.

All shipments throughout 2007 were evidenced by a purchase order, which specified the buyer. At the time of shipment, our distributors had historically demonstrated the intent and ability to pay our sales price based on the payment terms for the purchase. We have had varying payment terms with our distributors throughout our relationship. Those terms varied from payment paid in advance (in 2005), to payment due in 15, 30, 60 and finally 90 days (in 2007). These terms were based on the progression of our comfort level with our distributor’s ability to pay, financial history and reports.

In addition, we have maintained various degrees of EXIM export insurance on our receivables increasing the likelihood of payment. As of January 2007, the distributor’s account receivable balance was current with a balance of zero. This coupled with EXIM raising the insurance levels to $1 million gave us the comfort required to establish new and expand lines of credit. The distributor continued to grow exponentially which required bigger commitments to assist them in financing their growth by financing longer terms on their receivables. Their balance due did not become out of internal level of approval of 180 days, per our bank lines of credit, until the third quarter of 2007.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

We also entered into a definitive agreement to acquire one of our distributors, (Elumina), in September 2007. One of the critical closing requirements was that Elumina bring all balances fully current before closing. We had continued assurance from the distributor that they would meet or exceed this requirement. In the fourth quarter of 2007, we discovered that they could not or would not deliver 2007 audits as required under the purchase agreement and SEC requirements for an acquisition of this size. At that time we discovered their unwillingness to pay and their desire to settle the obligation as part of the deal terms, therefore increasing the purchase price. In addition, it became clear that all inventory purchased had been sold by our distributor to third party leasing companies and/or golf course clients. They had collected all monies due them and refused to pay us the balance due. In early January 2008, we terminated the acquisition agreement for their failure to comply with the closing terms. Shortly thereafter, we demanded payment in full of all obligations as required under our distribution agreement. When payment was not forthcoming, we terminated the distribution agreement and began collection activities.

Form 10-Q Filed for the Period Ended March 31, 2008

Item 1. Financial Statements

Condensed Consolidated Financial Statements

Statement of Cash Flows, page 5

5.
We note within the financing activities section the proceeds received from the Laurus factoring agreement. Explain to us the meaning of the term “factoring” as used in this context and describe the accounting implications of this agreement.

Response:

Our agreement with Laurus is primarily a revolving line of credit secured by our receivables and inventory. The Laurus agreement provides an advance against our sales receivable as a financing, not a sale of our receivable. The agreement allows us to borrow up to 90% of eligible account receivables. Upon collections of the account receivable, the advance plus interest are repaid to Laurus. Laurus is a secured lender in this transaction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

There is one small component of the financing agreement that is entitled “factoring.” This component would involve the financing of purchase orders prior to sale and the creation of a receivable. The advance rate is less than the receivable financing. We have never used this part of the agreement and do not anticipate using it in the near future.

We will not use the term “factoring” in future filings with the Commission.

Notes to Consolidated Financial Statements

Note 14. Sales and Marketing and Financing Agreements

E-Z-Go Sales and Marketing Agreement, pages 16-17

6.
Tell us the amount and age of the past due receivable from E-Z-Go. In addition, tell us  whether you have established any allowance and whether the receivable is long or short- term. Include in your response a discussion of why you believe that you will recover  these amounts.

Response:

The E-Z-Go receivables arose as a result of a sales and marketing agreement that ProLink Inc., a predecessor company, entered into in August 2000. Under the agreement, ProLink was to be paid for service fees and revenues in excess of the sum of debt service plus service fees and would share in any deficiencies that may result from terminated transactions. This agreement expired in 2005, and a new agreement was entered into to settle all outstanding amounts payable at that time and deal with the parties’ rights and obligations going forward as the portfolio of transactions generated under the original agreement continues until 2009. The amounts due to the Company are payable as the debt service associated with this portfolio is repaid, which the Company expects will occur during 2008.

During March 2007, we received a letter from E-Z-Go advising us of a claim for transactions that were terminated prior to the date of the new agreement. It is the Company’s view that these claims were settled under the terms of the new agreement.

The amount recorded for the fees earned from these transactions by us as of March 31, 2008 was approximately $864,000. Based upon the projected performance of the E-Z-Go portfolio and our belief that E-Z-Go claim is without merit, the Company has evaluated the collectability of these accounts receivables. As a result, we have established a corresponding allowance of approximately $343,000 which is included in short term assets. Further, we have recorded deferred revenues of approximately $108,000 (approximately $46,000 short term and $62,000 long term) associated with these receivables. Therefore, our net expected value for these accounts receivable as of March 31, 2008 was approximately $424,000.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
June 3, 2008

The Company has not recorded any revenues from these transactions since the end of 2006.

Closing Comments

At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely, /s/ Todd E. Mason Todd E. Mason